UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: June 9, 2015

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EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.2 – Agreement and Plan of Merger, dated as of June 8, 2015, by and among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited

Exhibit 99.3 – Limited Guarantee, dated as of June 8, 2015, issued by Freedom First Holdings Limited in favor of Sungy Mobile Limited

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Exhibit 99.1

Sungy Mobile Enters Into Definitive Agreement for Going Private Transaction

GUANGZHOU, China, June 8, 2015 — Sungy Mobile Limited (Nasdaq: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile online platform development, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) formed by Mr. Yuqiang Deng (“Mr. Deng”), Mr. Zhi Zhu (“Mr. Zhu”), IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. (collectively “IDG” ) and CBC Mobile Venture Limited (“CBC”, together with Mr. Deng, Mr. Zhu and IDG, the “Rollover Shareholders”) and Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent.

Subject to satisfaction of the Merger Agreement’s terms and conditions, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Company’s class A ordinary shares and class B ordinary shares issued and outstanding immediately prior to the effective time of the Merger (collectively the “Shares”) will be cancelled and cease to exist in exchange for the right to receive US$0.81667 in cash without interest, and each American Depositary Share of the Company (the “ADS”), which represents six class A ordinary shares, will be cancelled in exchange for the right to receive US$4.90 in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Rollover Shareholders that will be rolled over, or held by the Parent, the Company or any of their subsidiaries, which shares will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. The merger consideration represents a premium of 8.89% over the Company’s closing price of US$4.50 per ADS on April 10, 2015, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal.

Parent intends to fund the Merger with the proceeds from a committed loan facility in the amount of up to US$98 million arranged by China Merchants Bank Co., Ltd., New York Branch, pursuant to a debt commitment letter.

The Company’s board of directors (the “Board”), acting upon unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), unanimously approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of independent and disinterested directors, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2015, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general shareholders’ meeting of the Company which will be convened to consider the approval of the Merger Agreement and the Merger, as well as certain other customary closing conditions. The Rollover Shareholders have agreed to vote all of Shares (including Shares represented by ADSs) beneficially owned by them in favor of the Merger Agreement and the transactions contemplated thereby. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Selected Market.

In connection with the Merger, Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) is serving as financial advisor to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Special Committee; Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee; Orrick, Herrington & Sutcliffe LLP is serving legal advisor to the consortium of the Rollover Shareholders, as well as Mr. Deng and Mr. Zhu; Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor to IDG; O’Melveny & Myers LLP is serving as legal advisor to CBC; and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Duff & Phelps.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, shareholders will also be able to obtain these documents, without charge, by contacting the Company at the following address and/or telephone number:

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: (+86 20) 6681-5066

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The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger go forward.

About Sungy Mobile Limited (http://www.gomo.com)

Sungy Mobile Limited (Nasdaq: GOMO) is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@gomo.com

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Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

SUNFLOWER PARENT LIMITED,

SUNFLOWER MERGER SUB LIMITED

and

SUNGY MOBILE LIMITED

Dated as of June 8, 2015

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of June 8, 2015 (this “Agreement”), among Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Sungy Mobile Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (as amended) (the “CICL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the Surviving Company (as defined below) and a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Company Board (the “Special Committee”), has (a) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below) in accordance with the CICL;

WHEREAS, the board of directors of Parent, and the sole director of Merger Sub, have respectively (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Plan of Merger and the Merger, in each case in accordance with the CICL;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Rollover Shareholders (as defined below) has executed and delivered to Parent an equity contribution and voting agreement, dated as of the date hereof, among the Rollover Shareholders and Parent (together with the schedules and exhibits attached thereto, the “Rollover Agreement”), pursuant to which, among other things each of the Rollover Shareholders has agreed to (a) contribute to Parent, subject to the terms and conditions therein, the Rollover Shares (as defined below) and (b) vote their Shares (as defined below) in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee by Freedom First Holdings Limited (the “Guarantor”), dated as of the date hereof, in favor of the Company to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement (the “Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“2014 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreements, which does not include any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

“Acquisition Proposal” means any proposal or offer by any Person or group of Persons regarding any of the following (other than the Transactions): (a) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (b) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (d) any general offer, tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

“Action” means any litigation, suit, claim, action, proceeding, hearing, arbitration, mediation, investigation, demand letter, formal or informal regulatory document production request or any other judicial or administrative proceeding, in Law or equity.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Anti-Corruption Laws” means any anti-corruption, anti-bribery or similar Laws of any jurisdiction in which the Company performs business, or of the United States, of the United Kingdom, or of the PRC, including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, PRC Laws on anti-corruption, anti-bribery and anti-commercial bribery, and where applicable, legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the Cayman Islands, Beijing, Hong Kong or the City of New York.

“Buyer Group Contracts” means (a) the Consortium Agreement; and (b) the Rollover Agreement, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts, or any of their respective Affiliates, in each case other than Parent and Merger Sub.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any circumstance, event, change, effect or development (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition or results of operations, business or assets of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) arising out of or resulting from any of the following shall be (a) deemed to be or constitute a “Company Material Adverse Effect,” or (b) taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (A) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) or official, publicly-released directives or policies of a Governmental Authority of general applicability that are also applicable to the Company or any of its Subsidiaries after the date of this Agreement; (B) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (C) changes in general business, economic, political or financial market conditions; (D) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (E) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions or the announcement of the execution of this Agreement, including any announcement or initiation of shareholder litigation relating to this Agreement or the transactions contemplated hereby; (F) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God, natural disasters or epidemics; (H) actions or omissions taken by the Company or any of its Subsidiaries (x) as expressly required by this Agreement, (y) with the prior written consent of Parent or Merger Sub, or (z) at the written request of Parent or Merger Sub; (I) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (J) any change or prospective change in the Company’s credit ratings; (K) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; or (L) any breach of this agreement by Parent or Merger Sub; except, in the case of the foregoing subclauses (A), (B), (C), (D) and (G), to the extent the impact of such Effect has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate; or (ii) would reasonably be expected to prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

“Company Option” means an option to purchase Shares granted under a Company Share Incentive Plan.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the Transactions.

“Company Restricted Share” means a restricted share granted under a Company Share Incentive Plan.

“Company Restricted Share Unit” means a restricted share unit granted under a Company Share Incentive Plan.

“Company Share Purchase Right” means a right to purchase Shares granted under a Company Share Incentive Plan.

“Company Share Awards” means Company Options, Company Restricted Shares, Company Restricted Share Units. Company Share Purchase Rights and other rights granted pursuant to the Company Share Incentive Plans.

“Company Shareholder Approval” means the authorization and approval of this Agreement, the Plan of Merger and the Transactions at the Company Shareholders’ Meeting by a special resolution (as defined under the CICL), requiring the affirmative vote of holders representing at least two-thirds of the voting power of the Shares, present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting, in accordance with the CICL and the Company’s memorandum and articles of association.

“Company Share Incentive Plans” means the Company’s Amended and Restated 2006 Global Share Plan, the Company’s Amended and Restated 2010 Global Share Plan and the Company’s Amended and Restated 2013 Share Incentive Plan, each as amended and supplemented as of the date hereof.

“Company Shareholders’ Meeting” means the general meeting of the holders of Shares (including Shares represented by ADSs), including any adjournments thereof, to be held to consider the approval and authorization of this Agreement, the Plan of Merger and the Transactions.

“Confidentiality Agreements” means each of the confidentiality agreements, dated May 19, 2015, May 19, 2015, May 28, 2015 and June 8, 2015 between Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG and CBC Mobile Venture Limited (“CBC”), on one hand, and the Company, on the other hand, respectively.

“Consortium Agreement” means the consortium agreement between IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P. (collectively “IDG”) and certain senior management members of the Company named therein dated as of May 18, 2015.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract, or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, licenses, outstanding Orders, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means the date that is six (6) months from the date of this Agreement; provided, however that such date may be extended for up to three (3) additional months with the mutual written agreement of Parent and the Special Committee (acting on behalf of the Company).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory, administrative or self-regulatory authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Government Official” means all officers or employees of a government department, agency or instrumentality; permitting agencies; custom officials; political party officials; candidates for political office; officials of public international organizations; employees or affiliates of an enterprise, institute, organization, association or other entity that is owned, sponsored, or controlled by any government.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services (including any earn-outs and other contingent consideration payable in connection with the acquisition of any Person or the assets or business of any Person); (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person; and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, whether registered or unregistered, including: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights, copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in inventions, works, discoveries, innovations, know-how, and other forms of technology, (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith, (c) domain names, rights of privacy and publicity, and moral rights, (d) copyrights, software registrations, software designs, source codes, and copyright registration applications, (e) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, and contractual rights relating to any of the foregoing, and (f) Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Knowledge of the Company” or “Company’s Knowledge” means the actual or constructive knowledge of the officers of the Company (as identified in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and any subsequent current reports on Form 6-K) as of the date hereof, after due inquiry.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual or constructive knowledge of Mr. Yuqiang Deng or Mr. Zhi Zhu, after reasonable due inquiry of their direct reports.

“Law” means any federal, national, foreign, supranational, state, local, administrative or other law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Money Laundering Laws” means applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and all money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Real Property” means the real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest, together with, to the extent owned by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Parent Board” means the board of directors of Parent.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means: (a) liens for Taxes, assessments and charges or levies by Governmental Authorities (x) not yet due and payable or (y) that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, in each case, that are being contested in good faith by appropriate proceedings; (c) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Encumbrances imposed by applicable Law other than as a result of violation of Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (j) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (k) standard survey and title exceptions; and (l) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Redacted” means, with respect to any fee letter from a Financing Source, redactions relating to fee amounts, “market flex” provisions and other commercially sensitive provisions, provided that such redactions do not relate to any terms that would adversely affect in any material respect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing, except to the extent a reduction in any Debt Financing would be offset by an increase in any other funding being made available by such financing source or another financing source.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Information” means all financial statements, financial data and all other relevant information (including historical financial statements and pro forma financial statements and data) regarding the Company and its Subsidiaries reasonably required or requested by Parent, Merger Sub or the Financing Sources.

“Rollover Shares” means the Shares set forth in the Rollover Agreement.

“Rollover Shareholders” means Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG and CBC.

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the approval of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) on terms that the Company Board (acting through the Special Committee) shall have determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the Person making the proposal and (B) if consummated, would result in a transaction more favorable to the shareholders of the Company (other than the Rollover Shareholders) from a financial point of view than the Merger (x) after giving effect to all adjustments, if any, to the terms thereof which may be offered by Parent in writing (including pursuant to Section 7.03(d)(ii)) and (y) after receiving the advice of the Company Board’s independent financial advisor and outside legal counsel; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) the offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer, (ii) any financing required to consummate the transaction contemplated by such offer is not then fully committed pursuant to a binding agreement to the party making the offer or (iii) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, service, use, share capital, payroll, employment, social security, social insurance, workers’ compensation, unemployment compensation or net worth, excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes, license, registration, documentation, customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“U.S.” means the United States of America.

Section 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADS	Section 3.01(a)
Agreement	Preamble
Alternative Debt Financing	Section 7.14(b)
Alternative Debt Financing Documents	Section 7.14(b)
Bankruptcy and Equity Exception	Section 4.04(a)
Certified Shares	Section 3.01(a)
Change in the Company Recommendation	Section 7.03(c)(i)
Change or Termination Notice	Section 7.03(d)(ii)
CICL	Recitals
Class A Share	Section 3.01(a)
Class B Share	Section 3.01(a)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Board	Recitals
Company Financial Advisor	Section 4.18
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)
D&O Insurance	Section 7.05(c)
Debt Commitment Letter	Section 5.08(b)
Debt Financing	Section 5.08(b)
Deposit Agreement	Section 3.07
Depositary	Section 3.07
Dissenting Shares	Section 3.05(a)
Dissenting Shareholders	Section 3.05(a)
Effective Time	Section 2.02
Environmental Laws	Section 4.16(b)(i)
Environmental Permits	Section 4.16(b)(ii)
Exchange Fund	Section 3.02(a)
Excluded Shares	Section 3.01(b)
Fee Letters	Section 5.08(b)
Financing Sources	Section 7.15
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substance	Section 4.16(b)(ii)

Defined Term	Location of Definition

Indemnified Parties	Section 7.05(a)(ii)
Material Contract	Section 4.14(a)
Maximum Annual Premium	Section 7.05(c)
Merger	Recitals
Merger Sub	Preamble
Notice Period	Section 7.03(d)(ii)
Outstanding Proposal	Section 9.03(b)
Parent	Preamble
Parent Termination Fee	Section 9.03(c)
Paying Agent	Section 3.02(a)
Per ADS Merger Consideration	Section 3.01(a)
Per Share Merger Consideration	Section 3.01(a)
Plan of Merger	Section 2.02
Proxy Statement	Section 7.01(a)
Registrar	Section 2.02
Release	Section 4.16(b)(iii)
Restraint	Section 8.01(b)
Rollover Agreement	Preamble
Share Certificates	Section 3.01(a)
Shares	Section 3.01(a)
Software	Section 4.12(a)
Special Committee	Recitals
Spread	Section 3.04(b)(i)
Surviving Company	Section 2.03
Takeover Statute	Section 4.18
Trade Secrets	Section 4.12(b)
Transactions	Recitals
Uncertificated Shares	Section 3.01(a)

Section 1.03 Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Annex, Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. References to sums of money are expressed in lawful currency of the U.S. and “US$” refers to U.S. dollars. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII, and in accordance with the applicable provisions of the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.02 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) at the offices of Orrick, Herrington & Sutcliffe LLP, 43/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the third (3rd) Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent (the day on which the Closing takes place being the “Closing Date”). On the Closing Date, Merger Sub and the Company shall execute a plan of merger, substantially in the form set out in Annex A (the “Plan of Merger”), and the parties hereto shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands (the “Registrar”) as provided by Section 233 of the CICL. The Merger shall become effective on the date when the Plan of Merger is registered by the Registrar, or such other date and time agreed by Parent, Merger Sub and the Company and specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, Merger Sub shall be struck off the Registry of Companies in the Cayman Islands and the Company shall continue as the surviving company of the Merger (the “Surviving Company”), and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the CICL.

Section 2.04 Memorandum and Articles of Association of Surviving Company. At the Effective Time, and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Company (except that, at the Effective Time, (i) all references to the name “Sunflower Merger Sub Limited” in the memorandum and articles of association of the Surviving Company shall be amended to “Sungy Mobile Limited” and (ii) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 7.05.

Section 2.05 Directors and Officers. The parties hereto shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company at the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal. This Section 2.05 is for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute a guarantee of employment, (b) confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement, or (c) constitute an amendment or modification of any Benefit Plan or Company Share Incentive Plan.

ARTICLE III

CANCELLATION AND CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01 Cancellation and Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any security of the Company, the following shall occur:

(a) Merger Consideration; Conversion of Company Shares. Each Class A ordinary share, par value US$0.0001 per share of the Company (a “Class A Share”) and each Class B ordinary share, par value US$0.0001 per share of the Company (a “Class B Share” and, collectively with each Class A Share, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and the Class A Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist, in exchange for the right of the holder of such Share to receive US$0.81667 in cash without interest (the “Per Share Merger Consideration”), and each holder of such Shares (including Shares which are represented by a certificate or certificates (“Share Certificates”) immediately prior to the Effective Time (“Certificated Shares”) and uncertificated shares which are not represented by any Share Certificate immediately prior to the Effective Time (“Uncertificated Shares”)) shall thereafter cease to have any rights with respect thereto except (i) the right to receive the Per Share Merger Consideration in consideration therefor, subject to surrender of the relevant Share Certificate in the case of Certificated Shares in accordance with Section 3.02(b) or transfer of the Uncertificated Shares (or in the case of a lost, stolen or destroyed Share Certificate, Section 3.02(g)) or (ii) as provided by Law. Each American Depositary Share, representing six (6) Class A Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$4.90 without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below). In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. The register of members of the Company will be amended accordingly.

(b) Excluded Shares. Each of (i) the Rollover Shares and (ii) Shares held by Parent, the Company or any of their Subsidiaries, including such Shares represented by ADSs (the “Excluded Shares”) shall be cancelled and cease to exist and no payment or distribution shall be made with respect thereto.

(c) Dissenting Shares. Each of the Dissenting Shares shall be cancelled in accordance with Section 3.05.

(d) Rollover Shares. Immediately prior to the Effective Time, the Rollover Shareholders shall contribute the Rollover Shares to Parent pursuant to the Rollover Agreement.

(e) Share Capital of Merger Sub. Each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company.

(f) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares with a record date occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

Section 3.02 Exchange of Share Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company which shall be reasonably satisfactory to the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to act as agent (the “Paying Agent”) for the benefit of the holders of Shares and ADSs. At or prior to the Effective Time (or in the case of Section 3.05, when ascertained), Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, Company Options, Company Restricted Shares, Company Restricted Share Units and Company Share Purchase Rights, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(a), Section 3.04(b), Section 3.04(c) and Section 3.05 (such aggregate cash amount being hereafter referred to as the “Exchange Fund”, and in the case of payments under Section 3.05, an amount equal to the number of Dissenting Shares multiplied by the Merger Consideration). The Exchange Fund may be invested by the Paying Agent as directed by Parent; provided, however, that, if Parent directs the Paying Agent to invest the Exchange Fund, such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion (based on the most recent financial statements of such bank which are then publicly available). If for any reason following the Effective Time (including investment losses or as a result of any Dissenting Shareholder effectively waiving, withdrawing or losing such shareholder’s dissenter rights) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent. Except as contemplated by Section 3.02(d), the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02(a).

(b) Payment Procedures.

(i) As promptly as practicable after the Effective Time, but in any event no later than three (3) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (A) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree) and (B) instructions for effecting the surrender of the Shares pursuant to such letter of transmittal. As soon as practicable after the Effective Time, Parent shall also cause the Paying Agent to deliver to the Surviving Company a cash amount in immediately available funds sufficient to make the payments described under Section 3.04(b) and Section 3.04(c) and the Surviving Company shall make such payments to the Persons entitled to receive such amounts through its payroll, subject to all applicable income and employment Taxes and other authorized deductions (including pursuant to Section 3.06).

(ii) Upon surrender to the Paying Agent of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor an amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.

(iii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable (but in any event no later than three (3) Business Days) following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. The holders of ADSs shall bear any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the Depositary shall be treated for all purposes of this Agreement as having been paid to the holders of ADSs.

(iv) No interest shall be paid or will accrue on any amount payable in respect of the Shares (including Shares represented by ADSs) or ADSs pursuant to the provisions of this ARTICLE III. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, the Per Share Merger Consideration in respect of such Shares may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Shares and evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c) No Further Rights in Company Shares. The Per Share Merger Consideration paid in respect of the Shares (including Certificated Shares upon the surrender of the relevant Share Certificates and Uncertificated Shares) and the Per ADS Merger Consideration paid in respect of the ADSs, in each case in accordance with the terms of this ARTICLE III, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares and the ADSs. From and after the Effective Time, the holders of Shares and ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such Person either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares or ADSs on the date that is one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares or ADSs who have not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Company for the Merger Consideration to which they are entitled pursuant to ARTICLE III, without any interest thereon. Any amounts remaining unclaimed by such holders which is immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. None of the Paying Agent, Parent or the Surviving Company or the Depositary shall be liable to any holder of Shares or ADSs for any Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, from the Exchange Fund or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Lost Share Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares formerly represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 3.01(a).

Section 3.03 Register of Members. At the Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be cancelled and exchanged for the Per Share Merger Consideration with respect to the Shares formerly represented by such Share Certificates or Uncertificated Shares to which the holders thereof are entitled pursuant to Section 3.01(a).

Section 3.04 Share Incentive Plans and Company Share Awards.

(a) Effective as of the Effective Time, the Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to (i) terminate the Company Share Incentive Plans, and any relevant award agreements applicable to the Company Share Incentive Plans, and (ii) cause the Company Options, Company Restricted Shares, Company Restricted Share Units and Company Share Purchase Rights to be treated as set forth in Section 3.04(b) and Section 3.04(c) below.

(b) At the Effective Time, each Company Option and Company Share Purchase Right that remains outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and shall entitle the former holder thereof to receive a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option or Company Share Purchase Right, as the case may be, and (ii) the number of Shares or ADSs, as applicable, underlying such Company Option or Company Share Purchase Right, payable on the next regularly scheduled employee payroll date in the jurisdiction of such Company Share Award holder (whether or not such Company Share Award holder is then an employee of the Company); provided, that, if the per share exercise price of any such Company Option or Company Share Purchase Right is equal to or greater than the Per Share Merger Consideration, such Company Option or Company Share Purchase Right, as the case may be, shall be cancelled at Closing without any payment therefor.

(c) At the Effective Time, each Company Restricted Share and Company Restricted Share Unit that remains outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and shall entitle the former holder thereof to receive a cash amount equal to the Per Share Merger Consideration in respect of each Share underlying such Company Restricted Share or Company Restricted Share Unit, payable on the next regularly scheduled employee payroll date in the jurisdiction of such Company Share Award holder (whether or not such Company Share Award holder is then an employee of the Company).

(d) The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of a Company Share Award, except as provided herein.

Section 3.05 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and from the Effective Time each such Dissenting Shareholder shall cease to have any of the rights of a shareholder of the Company except the right to be paid the fair value of such Dissenting Shares held by them in accordance with the provisions of such Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.02.

(b) The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ dissenter rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands.

Section 3.06 Withholding. Parent, Merger Sub, the Company, the Surviving Company and any of its Subsidiaries, and the Paying Agent and the Depository shall be able to deduct and withhold from any amounts payable under this Agreement (i) to any holder of Shares, ADSs or Company Share Awards such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law and (ii) to any holder of Shares that has not provided a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, such amounts, if any, required to be deducted and withheld pursuant to the backup withholding provisions of Section 3406 of the Code and the Treasury regulations thereunder. Parent, Merger Sub, the Surviving Company and any of its Subsidiaries, the Paying Agent and the Depository shall not be entitled to deduct and withhold from any amounts payable under this Agreement any amounts in respect of Taxes other than those described in the preceding sentence without the prior written consent of the Company. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.07 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JP Morgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement, dated as of November 21, 2013 among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended, the “Deposit Agreement”) in accordance with its terms.

Section 3.08 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except as (a) disclosed in the Company SEC Reports filed after December 31, 2013 and prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein (it being agreed that any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a Section of this Agreement to which the relevance of such information is reasonably apparent on the face of such information contained in such Company SEC Report without independent inquiry); or (b) for any matters with respect to which Mr. Yuqiang Deng or Mr. Zhi Zhu has actual knowledge or of which either of them would have acquired knowledge upon reasonable inquiry of their direct reports whom they reasonably believe would have knowledge of the matters represented, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 4.02 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.03 Capitalization.

(a) The authorized share capital of the Company consists of US$100,000 divided into 850,000,000 Class A Shares of a par value of US$0.0001 per share and 150,000,000 Class B Shares of a par value US$0.0001 per share. As of the date of this Agreement, (i) 78,289,014 Class A Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 109,386,066 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (iii) no Shares are held in the treasury of the Company. Except as disclosed to Parent heretofore pursuant to Section 4.03(a) and Section 4.03(b), there are no shares of share capital or other equity interests in the Company, options, warrants, convertible debt, other convertible instruments, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or other equity interests in, the Company or any of its Subsidiaries or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital, or other equity interests in, the Company or any of its Subsidiaries. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other equity interests in any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person.

(b) The Company has heretofore furnished to Parent a list of all holders of Company Share Awards, and with respect to each Company Share Award, the date of grant, the number of Shares subject to each such award, the vesting provisions thereof (if any), the date on which such Company Equity Award expires and, if applicable the price per share at which such Company Share Award may be exercised. Each Company Share Award may, by its terms, be treated at the Effective Time as set forth in Section 3.04. All outstanding Company Share Awards have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Incentive Plan, and the per share exercise price of each Company Option requiring exercise was equal to or greater than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each other Company Option awarded to a U.S. person).

(c) Except as disclosed in the Company SEC Reports filed or furnished prior to the date hereof, the outstanding share capital of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or other equity interests. The registered capital of each PRC Subsidiary has been fully and duly paid up within the prescribed time, and each PRC Subsidiary has successfully completed its annual inspection at the competent PRC Governmental Authorities in a timely manner since its establishment. Except as disclosed in the Company SEC Reports filed or furnished prior to the date hereof, the Company does not own or control, directly or indirectly, any shares of share capital of, or other equity interest in, or any interest convertible into or exercisable or exchangeable for any shares of share capital of, or other equity interest in, any other Person. Neither the Company nor any of its Subsidiaries has any agreement, arrangement, relationship or understanding with any Person that facilitates, entitles, obligates or compels or would reasonably be expected to facilitate, entitle, obligate or compel the Company or such Subsidiary to consolidate the financial conditions of any Person (other than the Subsidiaries disclosed in the Company SEC Reports filed or furnished prior to the date hereof).

(d) No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(e) Except as disclosed in the Company SEC Reports filed or furnished prior to the date hereof and the Rollover Agreement, there are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares or any other share capital of, or other equity interests in, the Company.

Section 4.04 Authority Relative to This Agreement; Vote Required. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Shareholder Approval and the filing of the Plan of Merger and related documents as required by the CICL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement and the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement, the Merger and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders), (ii) approved and declared it advisable to enter into this Agreement, the Plan of Merger and the Transactions, (iii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iv) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions including the Merger by the shareholders of the Company, and directed that the Transactions including the Merger, this Agreement and the Plan of Merger be submitted to the shareholders of the Company for their authorization and approval at the Company Shareholders’ Meeting. The only vote of the holders of any class or series of share capital of the Company required to authorize and approve the Transactions including the Merger, this Agreement and the Plan of Merger is the Company Shareholder Approval.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions including the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Shareholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Material Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 4.06 Permits; Compliance. (a) The Company and each of its Subsidiaries are in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is or has been in violation of any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such violations that would not have a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries is, and since December 31, 2014, has been, in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, except for any such non-compliance that would not have a Company Material Adverse Effect. As of the date hereof, no investigation, charge, assertion or review by any Governmental Authority with respect to the Company or any Subsidiary is pending (in each case that is material to the Company and its Subsidiaries taken as a whole) or, to the Knowledge of the Company, threatened, nor has any Governmental Authority alleged any violation of any such Laws or indicated an intention to conduct any such investigation or review of the Company or any of its Subsidiaries.

Section 4.07 SEC Filings; Financial Statements.

(a) The Company has timely filed all forms, reports, statements, schedules and other documents (together with all exhibits and schedules thereto) required to be filed by them with the SEC since November 22, 2013 (the forms, reports, statements, schedules and other documents filed since November 22, 2013 and those filed subsequent to the date hereof, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is or has been subject to the reporting requirement of Sections 13(a) or 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with Regulation S-X under the Securities Act and the rules and standards of the Public Company Accounting Oversight Board and with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have a Company Material Adverse Effect and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due), except for liabilities and obligations (i) that are reflected, or for which reserves were established, on the 2014 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (iii) that would not have a Company Material Adverse Effect, (iv) that are disclosed prior to the date of this Agreement in the Company SEC Reports, or (v) that were required to be incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company has been and is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NASDAQ. To the Knowledge of the Company, there have been no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed and maintained to ensure that information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal control over financial reporting (as such term is defined in the Exchange Act) that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act, and based on such evaluation, the Company’s certifying officer concluded that such disclosure controls and procedures are effective. As used in this Section 4.07, the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The Company maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects.

Section 4.08 Absence of Certain Changes or Events. Since December 31, 2014, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (b) there has not been (i) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had a Company Material Adverse Effect or (ii) any other event, change, occurrence or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.01(b)(i) and Section 6.01(b)(v).

Section 4.09 Absence of Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority that has, or would be reasonably expected to have, a Company Material Adverse Effect.

Section 4.10 Labor; Employment and Benefits Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement or understanding with any labor organization, works council, or other representative applicable to persons employed by the Company or any of its Subsidiaries, nor is any such agreement presently being negotiated by the Company or any of its Subsidiaries. Except for matters that have not and would have not have a Company Material Adverse Effect, (i) there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries before any Governmental Authority, (ii) there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, (iii) no executive or key employee of the Company or any of its Subsidiaries has given notice that he or she plans to terminate employment with the Company or the applicable Subsidiary and no significant number of employees of the Company or any of its Subsidiaries have given notice that they plan to terminate employment with the Company or the applicable Subsidiary.

(a) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes.

Section 4.11 Real Property; Title to Assets.

(a) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property that is material to the business of the Company and its Subsidiaries taken as a whole (and all modifications, amendments and supplements thereto). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) no party to any Lease has given written notice to the Company or any of its Subsidiaries of, or made a written claim against the Company or any of its Subsidiaries with respect to, any material breach or default thereunder; (ii) neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the Knowledge of the Company, there are no such proceedings threatened or affecting any portion of any Real Property; and (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding Order, and, to the Knowledge of the Company, there is no such Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Real Property.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12 Intellectual Property.

(a) Except for matters that have not and would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have a valid and enforceable right or license to use (in the manner in which the same is being used on the date hereof), all Intellectual Property used by the Company, and in the case of such Intellectual Property owned by the Company or its Subsidiaries, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) there are no pending or, to the Knowledge of the Company, threatened Actions by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by the Company or any of its Subsidiaries of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Company or any of its Subsidiaries; (iii) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, dilute, or misappropriate any Intellectual Property rights of any Person; (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, disclosed without authorization, misused, misappropriated or otherwise violated any Intellectual Property rights of any third party; (v) to the Knowledge of the Company, no Person has infringed, diluted or misappropriated any Intellectual Property owned by the Company or its Subsidiaries; and (vi) the consummation of the Transactions will not result in loss or impairment in any rights in or the restriction on direct or indirect transfer of any Intellectual Property licensed to or owned by the Company or any of its Subsidiaries.

(b) (i) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality, integrity, and security of confidential or proprietary information, and trade secrets of the Company and its Subsidiaries, confidential or proprietary information and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof, and confidential or proprietary information and trade secrets developed by the Company or any of its Subsidiaries but based on Contract or operation of applicable Law belonging to their customers, clients, or other Persons, and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof (together, the “Trade Secrets”); and (ii) except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no possession, disclosure or use of any Trade Secrets, and no Trade Secrets have been obtained, used, disclosed or discovered by any Person, except pursuant to and in accordance with valid and appropriate non-disclosure and/or license agreements or pursuant to duties or obligations arising by operation of applicable Law.

Section 4.13 Taxes.

(a) Except as would not have a Company Material Adverse Effect, all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as would not have a Company Material Adverse Effect, all material Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been timely paid.

(c) Each of the Company and its Subsidiaries has timely paid and withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority) and have otherwise materially complied with all Tax payments, withholding and reporting requirements.

(d) As of the date hereof, neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations currently in effect or agreed to any extension of any period currently in effect for the assessment or collection of any material Tax. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No material deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There is no existing fact or circumstance which may give rise to an obligation on the Company or its Subsidiaries to repay part or all of the Taxes previously exempted or reduced.

Section 4.14 Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports that are available to Parent prior to the date hereof, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F. Each contract of the type described in this Section 4.14(a) is referred to herein as a “Material Contract.”

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to Knowledge of the Company, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.15 Insurance. Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in such amounts as reasonably required for the operation of the business of the Company and its Subsidiaries and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.16 Environmental Matters. (a) Except as would not have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are now and have been in compliance with all applicable Environmental Laws and have obtained and possess all applicable Environmental Permits necessary to operate the business as presently operated, (ii) there have been no Releases of Hazardous Substance at or on any property owned or operated by the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries is subject to any Order with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances and (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Laws.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means any applicable Law of the PRC and any other jurisdiction in which the Company or any of its Subsidiaries has a presence relating to: (A) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of any construction project, (B) Releases or threatened Releases of Hazardous Substance, (C) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substance, (D) the environment, or (E) the protection of human health and safety (including radioisotope safety, bio safety and fire protection).

(ii) “Environmental Permits” means all assessments, permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii) “Hazardous Substance” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(iv) “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 4.17 Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for CICL) or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or other Transactions.

Section 4.18 Opinion of Financial Advisor. The Special Committee has received the written opinion of Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the Company’s shareholders (other than Parent, Merger Sub, the Rollover Shareholders, and holders of Shares that are Affiliates of Parent, Merger Sub or the Rollover Shareholders), and a copy of such opinion has been delivered to Parent, solely for informational purposes, following receipt thereof by the Special Committee.

Section 4.19 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which the Company Financial Advisor is entitled to any fees and expenses in connection with the Transactions. On or prior to the date hereof, the Company has provided to Parent (i) the aggregate amount of all unpaid Expenses of the Company as of the date hereof and (ii) the Company’s good faith estimate of the aggregate amount of all unpaid Expenses of the Company as of immediately prior to the Effective Time (based on the assumptions set forth therein).

Section 4.20 No Additional Representations. Except for the representations and warranties made by the Company in this ARTICLE IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01 Corporate Organization. Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions or perform their material obligations under this Agreement.

Section 5.02 Memorandum and Articles of Association. Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association of Parent and the memorandum and articles of association of Merger Sub, each as amended to date. Such memorandum and articles of association are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association.

Section 5.03 Capitalization.

(a) The authorized share capital of Parent consists of 1,000,000,000 shares of a par value US$0.0001 each. As of the date of this Agreement, one (1) share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable. Except as set forth in the Rollover Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub. All shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b) The authorized share capital of Merger Sub consists of 1,000,000,000 shares of a par value US$0.0001 each. As of the date of this Agreement, one (1) share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and which is owned by Parent. The outstanding share of Merger Sub is owned by Parent free and clear of all Encumbrances, except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04 Authority Relative to This Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Plan of Merger and related documents as required by the CICL). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the sole director of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board and the sole director of Merger Sub to effect the Transactions. Parent, acting as the sole shareholder of Merger Sub, has duly and validly approved and authorized the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions by Merger Sub.

Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of the Schedule 13E-3 and the Proxy Statement, and the filing of one or more amendments to the Schedule 13E-3 and the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.06 Operations of Parent and Merger Sub. Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions (including the contribution of the Rollover Shares). Except for obligations or liabilities incurred in connection with its formation and related to the Transactions (including in connection with arrangement of the Debt Financing), each of Parent and Merger Sub has not incurred and will not, prior to the Effective Time, incur, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities, or engage in any business activities of any type or kind whatsoever or enter into any agreements or arrangements with any Person.

Section 5.07 Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub, or any property or asset of Parent or Merger Sub before any Governmental Authority that, individually or in the aggregate, prevents or has prevented or materially adversely affects or has materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions. Neither Parent nor Merger Sub nor any material property or asset of Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.08 Debt Financing.

(a) Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, (ii) the contributions, investments and other transactions contemplated by the Rollover Agreement are consummated in accordance with the terms of the Rollover Agreement, and (iii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other Transactions, and to pay all related Expenses.

(b) Parent has delivered to the Company true, correct and complete copies of an executed debt commitment letter, dated as of June 5, 2015, between Merger Sub and China Merchants Bank Co., Ltd., New York Branch (as may be amended, restated, replaced, supplemented, modified and substituted pursuant to Section 7.14, the “Debt Commitment Letter”), pursuant to which, the Financing Sources party thereto have agreed to provide the financing in the aggregate amount set forth in such Debt Commitment Letter (the “Debt Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions and (ii) the Rollover Agreement. As of the date of this Agreement, the Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto. As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letter and will pay when due all other fees arising under the Financing Documents as and when they become due and payable thereunder. Parent has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Commitment Letter (it being understood that any such fee letter provided to the Company may be Redacted, such fee letters, the “Fee Letters”).

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letter; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV, or compliance by the Company with its obligations under this Agreement. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Debt Financing or the Alternative Debt Financing.

(d) There are no side letters or other oral or written Contracts related to the funding of the full amount of the Debt Financing to which Parent or any of its Subsidiaries is a party other than (i) as expressly set forth in the Debt Commitment Letter, and (ii) customary engagement letters and the Fee Letters.

Section 5.09 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Guarantee with respect to certain matters on the terms specified therein. The Guarantee is in full force and effect and constitutes legal, valid, binding and enforceable obligations of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions, including the Debt Financing (and any Alternative Debt Financing, if applicable), the payment of the Per Share Merger Consideration, the Per ADS Merger Agreement and the aggregate amount of consideration payable in respect of Company Share Awards in accordance with Section 3.04, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.12 Ownership of Company Shares. As of the date hereof, other than the Rollover Shares (and as a result of this Agreement and the Rollover Agreement), neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.13 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.14 Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts and any documents or agreements with respect to the shareholder arrangements of Parent (or any equity holder of Parent), there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Rollover Shareholders, Parent, Merger Sub, Guarantor or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

Section 5.15 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.16 Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company and its Subsidiaries, for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 5.17 Vote/Approval Required. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement, the Plan of Merger or the Transactions, including the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub (which has occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger.

Section 5.18 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their commercially reasonable efforts, consistent with past practice, to preserve substantially intact their business organization, maintain in effect all material Company Permits, keep available the service of its directors, officers and employees and maintain their current relationships and goodwill with customers, suppliers, distributors and others with which the Company or any of its Subsidiaries has material business relations as of the date hereof, in each case in all material respects.

(b) By way of amplification and not limitation, except as (i) as required by applicable Law, (ii) as contemplated or permitted by any other provision of this Agreement or (iii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(ii) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any shares of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for such shares, or any options, warrants or other rights of any kind to acquire any shares or such convertible or exchangeable securities (including share appreciation rights, phantom stock or similar instruments), other than in connection with (A) the exercise of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof, (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof, (C) the acquisition by the Company of its securities in connection with the net exercise of Company Share Awards outstanding on the date hereof, in accordance with their terms on the date hereof, (D) the issuance of Company securities as required to comply with any Company Share Incentive Plan or Benefit Plan in effect on the date of this Agreement, or (E) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries; provided that any grants or issuance of Company Share Awards made under any Company Share Incentive Plan, Benefit Plan or otherwise shall not exceed US$500,000 in the aggregate;

(iii) (A) sell, transfer, lease, pledge or otherwise dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, (C) authorize the sale, transfer, lease, pledge or other disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries having a current value in excess of US$1,000,000 in the aggregate, except (x) in the ordinary course of business and in a manner consistent with past practice or (y) any sale, transfer, lease, pledge or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice, or (D) adopt, pass any resolution to approve or make any petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice;

(v) reclassify, combine, split, subdivide or amend the terms of any of its shares or any share capital or other ownership interests of any of the Company’s Subsidiaries;

(vi) directly or indirectly acquire (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than those with a value or purchase price (including the value of assumed liabilities) not in excess of US$1,000,000 in any transaction or a related series of transactions or acquisitions;

(vii) other than expenditures necessary to maintain existing assets in good repair, authorize or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000 or capital expenditures which are, in the aggregate, in excess of US$3,000,000;

(vi) pay, discharge, settle or satisfy any claim, Action, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of liabilities or obligations (A) as they become due in the ordinary course of business and consistent with past practice and (B) not in excess of US$1,000,000 in the aggregate;

(vii) (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions; or

(viii) authorize, agree or commit to do any of the foregoing.

Section 6.02 Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC a Schedule 13E-3. The Company, with the assistance of Parent and Merger Sub shall (i) respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 13E-3; and (ii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; provided, however, that no filing of the Schedule 13E-3, any amendments or supplements thereto, or any response to the SEC and no mailing of the Proxy Statement will be made by the Company unless Parent and its counsel has had a reasonable opportunity to review and propose comments which the Company shall consider in good faith; provided, further, however, that nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board (or the Special Committee) to effect a Change in the Company Recommendation. The Company and Parent shall cooperate to distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur or any information be discovered which requires such action at any time prior to the Company Shareholders’ Meeting. The Company will cause the information relating to the Company for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

(b) Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Schedule 13E-3 and the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Schedule 13E-3 and the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3 and the Proxy Statement promptly following request therefor from the Company.

(c) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02 Company Shareholders’ Meeting.

(a) Subject to Section 9.01, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall (i) take, in accordance with applicable Law and its memorandum and articles of association, all action necessary to call, give notice of, set a record date for, and convene the Company Shareholders’ Meeting which shall be held no later than forty (40) days after the notice of the Company Shareholders’ Meeting is issued) for the purpose of obtaining the Company Shareholder Approval and (ii) mail or cause to be mailed a letter to shareholders, notice of the Company Shareholders’ Meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Shares in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting.

(b) The Company may recommend, after consultation in good faith with Parent, the adjournment of the Company Shareholders’ Meeting to its shareholders to a later date (but in any event no later than five Business Days prior to the End Date), in order to allow reasonable additional time for (i) the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure and (ii) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.

(c) Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless permitted by this Agreement, required to do so by applicable Law, the memorandum and articles of association of the Company, or failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law. In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date.

(d) Unless there has been a Change in the Company Recommendation pursuant to Section 7.03(d), the Company Board shall (i) make the Company Recommendation and include such Company Recommendation in the Proxy Statement and (ii) shall use commercially reasonable efforts to take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company, to solicit the Company Shareholder Approval. Without prejudice to Section 9.01(d)(iii) and Section 9.02, the Company agrees that its obligations pursuant to this Section 7.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal. Upon the reasonable request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

Section 7.03 No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement.

(a) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE IX, the Company and its Subsidiaries shall not, and shall cause any of their respective Representatives not to, directly or indirectly:

(i) solicit, initiate or take any other action to knowingly facilitate or encourage any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal;

(iii) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for, relating to, or reasonably be expected to result in any Acquisition Proposal;

(iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Subsidiaries;

(v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder; or

(vi) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company, its Subsidiaries and the Company’s and its Subsidiaries’ Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03:

(i) contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii) provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within 24 hours) provided to Parent); provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iii) engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(ii) or Section 7.03(b)(iii) above, the Company Board (or the Special Committee) shall have (A) determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and that in light of such Superior Proposal, failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) provided written notice to Parent at least two Business Days prior to taking any such action.

(c) Except as set forth in Section 7.03(d), neither the Company Board nor any committee thereof shall (i)(A) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal or (D) take any action or make any other public statement in connection with the Company Shareholders’ Meeting inconsistent with the Company Recommendation (any of such actions described in foregoing clauses (A), (B), (C) or (D) being referred to as a “Change in the Company Recommendation”); provided, however, that a “stop, look and listen” communication by the Company Board (or the Special Committee) pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to an Acquisition Proposal, which did not result from any breach of this Section 7.03, shall not be deemed to be a Change in the Company Recommendation or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 7.03, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or the Special Committee) may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, if and only if:

(i) (1) with respect to a Change in the Company Recommendation, the Company Board (or the Special Committee) determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03, the Company Board (or the Special Committee) determines in good faith, that such Acquisition Proposal constitutes a Superior Proposal;

(ii) prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(d), (A) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Company Board (or the Special Committee) has resolved to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company shall (1) cause its financial and legal advisors to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement and/or the Debt Commitment Letter so that such Superior Proposal ceases to constitute a Superior Proposal or so that the failure to effect a Change in the Company Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (2) permit Parent and its Representatives during the Notice Period to make a presentation to the Company Board and the Special Committee regarding this Agreement and/or the Debt Commitment Letter and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that, with respect to a Change in the Company Recommendation made in connection with an Acquisition Proposal or a termination of this Agreement to enter into an Alternative Acquisition Agreement, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 7.03(d)(ii) with respect to such new written notice;

(iii) following the end of the Notice Period (and any renewed period thereof), the Company Board (or the Special Committee) shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that (1) after consultation with its outside legal counsel with respect to a Change in the Company Recommendation, failure to effect a Change in the Company Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal; and

(iv) in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a).

(e) Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or the Special Committee), from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement that the Company Board or the Special Committee has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, which is consistent with this Section 7.03, shall not be deemed to be a Change in the Company Recommendation).

(f) The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if it or any of its Representatives becomes aware that any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (or any committee thereof) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed (including on a reasonably current basis), of the status and terms of any such proposals or offers (including providing to Parent copies of all relevant documents relating to such Acquisition Proposal and any amendments thereto that are material in any respect). None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

(g) Prior to the termination of this Agreement pursuant to ARTICLE IX, the Company shall not submit to the vote of its shareholders any Acquisition Proposal or enter into any Alternative Acquisition Agreement or propose to do so.

Section 7.04 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records (including Tax records and Tax and accounting working papers) thereof; and (ii) furnish Parent and its Representatives with such information concerning its business, properties, contracts, assets, liabilities, personnel and other data, analyses, projections, plans and information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if (A) such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (B) violate any Contract, Law or Order, (C) give a third party the right to terminate or accelerate the rights under a Contract (provided, that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation), or (D) the Company determines in good faith that such books and records involve trade secrets of the Company or its Subsidiaries. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b) All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreements. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives, except any such Representative who is not one of Parent’s or its Affiliates’ directors, members, partners, officers or employees and who has agreed to be bound by the confidentiality and use terms of the Confidentiality Agreements (and any other terms which are applicable to such Representative).

(c) Notwithstanding anything herein (including Section 9.02 and Section 10.04(a)) or the provisions of the Confidentiality Agreements, the parties hereto agree that (i) any and all restrictions under the Confidentiality Agreements in respect of communications, discussions, negotiations, arrangements or understandings by and among the parties to the Consortium Agreement, the Financing Sources and any of their respective Affiliates and Representatives and (ii) any standstill, anti-clubbing or similar provisions of the Confidentiality Agreements shall be inoperative and of no force and effect as of the date hereof.

(d) No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner, except as required by Applicable Law. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

(b) From and after the Effective Time, to the fullest extent permitted to do so under applicable Law, the Surviving Company shall indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the Transactions. In addition, from and after the Effective Time, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry.

(c) Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year “tail” prepaid policy on the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect. In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 7.05(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the annual premiums currently paid by the Company as of the date hereof for such insurance (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f) The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.06 Notification of Certain Matters.

(a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the discovery of any fact or circumstance, or the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 7.06 shall not (A) cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof, or non-compliance with, any other provision of this Agreement, or (B) limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 7.06(a) shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

(b) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

Section 7.07 Commercially Reasonable Efforts; Further Action.

(a) Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and its Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 hereof shall be prohibited by this sentence.

(b) Each party hereto shall promptly notify the others of any material communication it receives from any Governmental Authority relating to any filing or submissions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws. Each party agrees to provide promptly to the other parties all information and assistance reasonably necessary in connection with preparing and submitting such filings and obtaining the relevant approvals, consents or expiration of waiting periods in relation to such filings.

(c) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand shall, subject to applicable Law, (i) permit counsel for the other party to review in advance and consider in good faith the views of the other party in connection with any proposed written communications with Governmental Authorities concerning the Transactions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws and (ii) provide counsel for the other party with copies of all filings made by such party to, and give the other party the opportunity to attend and participate at any meeting with, any antitrust, competition, or fair trade Governmental Authority and provide the other party with all correspondence between such party (and its advisors) and any antitrust, competition, or fair trade Governmental Authority, and any other information supplied by such party and such party’s Affiliates to or received from any antitrust, competition, or fair trade Governmental Authority in connection with the proposed Transactions, provided, however, that such materials may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege and confidentiality concerns.

(d) Each party hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(e) Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummate Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(f) Notwithstanding anything in this Agreement to the contrary (including any obligations of either party set forth in this Section 7.07 or Section 7.11), in no event will any party hereto or any of their Affiliates (including, after the Effective Time, the Surviving Company) be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to sell, divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets or to pay any material amount (other than the payment of filing fees and fees of counsel).

(g) Notwithstanding anything to the contrary, all obligations of the Company, Parent and Merger Sub relating to the Debt Financing shall be governed exclusively by Section 7.14 and Section 7.15.

Section 7.08 Obligations of Merger Sub.

(a) Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement.

(b) At the Company Shareholders’ Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other Transaction contemplated herein is sought, Parent shall, and shall cause its direct or indirect shareholders and their respective Affiliates to, vote their beneficially owned Shares in favor of granting the Company Shareholder Approval.

Section 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which shall be agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03); provided, however, that this Section 7.09 shall terminate upon a Change in the Company Recommendation.

Section 7.10 Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting

Section 7.11 Takeover Statute. If the restrictions of any Takeover Statute are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and Company Board, using all commercially reasonably efforts to grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute on the Merger and the other Transactions.

Section 7.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13 Participation in Litigation. Prior to the Effective Time, each of Parent and the Company shall (i) give prompt notice to each other of any Action commenced or, to its knowledge, threatened against it which relate to this Agreement and the Transactions and (ii) give each other reasonable opportunity to participate in the defense or settlement of any shareholder Action against it and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and neither the Company nor Parent shall take any action to adversely affect or prejudice any such Action, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.14 Debt Financing.

(a) Each of Parent and Merger Sub shall use its best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Debt Financing in a timely manner including to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Commitment Letter that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement) and (iii) assuming all conditions precedent in the Debt Commitment Letter have been satisfied, subject to the requirements of Section 2.02, draw upon and consummate the Debt Financing at or prior to the Closing.

(b) If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letter, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its commercially reasonable efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub, on the one hand, and the Company, on the other hand, than those contained in the Debt Commitment Letter (as determined in the reasonable judgment of Parent), in an amount sufficient (assuming the contributions contemplated by the Rollover Agreement are made, and the Rollover Shares are cancelled without payment of consideration, in accordance with the terms of the Rollover Agreement) to consummate the Merger and other Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents”) and Parent shall deliver to the Company as promptly as practicable (and no later than ten (10) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters and with respect to Fee Letters, Redacted copies thereof). Any reference in this Agreement to (A) the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as amended, restated, supplemented, replaced, substituted or modified pursuant to this Section 7.14(b) and Section 7.14(c) below, (B) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Alternative Debt Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “Fee Letter” shall be deemed to include any Fee Letter relating to the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Alternative Debt Financing Documents to the extent then in effect).

(c) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter or the Alternative Debt Financing Documents, as applicable, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify the Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Alternative Debt Financing Documents, as applicable; provided, that notwithstanding any other provision of this Agreement, Parent and Merger Sub shall be entitled from time to time to (x) amend, restate, supplement, replace, substitute or otherwise modify, or waive any of their rights under, the Debt Commitment Letter and/or replace or substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources, subject in all cases to subclauses (A) and (B) above, and (y)amend, restate, supplement, replace, substitute or otherwise modify the Debt Commitment Letter for the purposes of adding agents, co-agents, lenders, managers, co-managers, arrangers, bookrunners or other Persons that have not executed the Debt Commitment Letter as of the date hereof. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Lenders under the Debt Commitment Letter or the comparable parties under the Alternative Debt Financing Documents, as applicable, except as expressly contemplated hereby.

(d) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing (including any Alternative Debt Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Debt Financing, subject to the applicable conditions set forth in ARTICLE VIII and the requirements of Section 2.02.

(e) Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, the Debt Commitment Letter (including any Alternative Debt Financing Document, as applicable), or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened breach or threatened termination by any party to the Debt Commitment Letter or Alternative Debt Financing Document, as applicable, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Debt Financing or any Alternative Debt Financing.

(f) Nothing in this Section 7.14 or any other provision of this Agreement shall require, and in no event shall the “commercially reasonable efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) waive any term or condition of this Agreement or (ii) pay any fees in excess of those contemplated by the Debt Financing (whether to secure waiver of any conditions contained therein or otherwise), or (iii) commence any legal action or proceeding against any Financing Source.

Section 7.15 Financing Assistance. Prior to the Closing, the Company shall, and shall use commercially reasonable efforts to cause each of its Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries), including using reasonable efforts to (i) as promptly as reasonably practicable furnish to Parent and Merger Sub and the Financing Sources all Required Information, (ii) participate in a reasonable number of meetings, presentations and due diligence sessions with the Financing Sources and any prospective lenders in the Debt Financing (including direct contact with senior management and Representatives (including accounting) of the Company) and cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable for the Debt Financing, (iii) cause the taking of corporate actions by the Company and its Subsidiaries (subject to the Closing) reasonably necessary for the consummation of the Debt Financing and the Closing, provided that no such action shall be effective prior to the Effective Time, (iv) facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivery at the Closing, any definitive documents for the Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Parent, provided that no such definitive documents in this clause (iv) shall be effective until the Effective Time, (v) using commercially reasonable efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Financing Sources or the Debt Commitment Letter, (vi) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, (vii) furnish all documentation and other information required by Governmental Authorities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Debt Financing, including the United States, Cayman Islands and PRC and (viii) obtain legal opinions, surveys and title insurance, property and liability insurance certificates and endorsements at the expense of and as reasonably requested by Parent on behalf of the Financing Sources, provided that, the information provided hereunder shall be subject to the terms of the Confidentiality Agreements; provided, further, that the parties hereto acknowledge and agree that Parent and Merger Sub are permitted to disclose and share any information provided hereunder with the Financing Sources pursuant to, and subject to the requirements of, the Confidentiality Agreement. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.15 or otherwise in connection with the Debt Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to take, or commit to taking, any action in connection with the Debt Financing that is not contingent upon the Closing or that would subject it to actual or potential liability prior to the Effective Time. Nothing contained in this Section 7.15 or otherwise shall require the Company to be an obligor with respect to the Debt Financing prior to the Effective Time. Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.15 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arise out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. The term “Financing Sources” means the parties to the Debt Financing Commitment as in effect from time to time and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the Debt Financing and their respective successors and assigns.

Section 7.16 No Amendment to Buyer Group Contracts. Parent and Merger Sub shall not, and shall cause its respective Affiliates not to (a) amend, modify, withdraw, waive or terminate any Buyer Group Contract or (b) enter into or modify any other Contract directly relating to the Transactions (excluding for the avoidance of doubt any documents or agreements with respect to the shareholder arrangements of Parent (or any equity holder of Parent)), in each case without the prior written consent of the Special Committee (acting on behalf of the Company), which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.17 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 7.18 Actions Taken at Direction of Parent or Senior Management. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the Company shall establish that the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Mr. Yuqiang Deng and Mr. Zhi Zhu, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.01(a) (Organization and Qualification), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to this Agreement; Vote Required) and Section 4.05(a)(i) (No Conflict with Organizational Documents) shall be true and correct in all respects (except for de minimus inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and (ii) the representations and warranties of the Company contained in this Agreement (other than the representations and warranties set forth in Section 4.01(a), Section 4.03, Section 4.04 and Section 4.05(a)(i)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except (A) in the case of clauses (i) and (ii) above, to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (B) in the case of clause (ii) above where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c) Officer’s Share Certificate. Each of Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by a director of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in ARTICLE VIII to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, including as required by and subject to Section 7.07, Section 7.14 and Section 7.15.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (a) in the case of the Company, the Company Board (or the Special Committee), and (b) in the case of Parent, the Parent Board, as follows:

(a) by the mutual written consent of Parent and the Company; or

(b) by either Parent or the Company if:

(i) the Effective Time shall not have occurred on or before the End Date;

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; or

(iii) the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or at any adjournment thereof, provided, however, that in each of (i) through (iii) above, the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied; or

(c) by Parent:

(i) upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by the Company from Parent of such breach and (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

(ii) if (A) the Company Board (or the Special Committee) shall have made a Change in the Company Recommendation, or publicly announced its intention do so, or (B) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (C) the Company failed to hold the Company Shareholders’ Meeting no later than five (5) Business Day prior to the End Date; or

(d) by the Company:

(i) upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by Parent from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii) prior to obtaining the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d); provided that such Superior Proposal did not result from any breach by the Company of its obligations under Section 7.03;

(iii) the Company Board (or the Special Committee) shall have made a Change in the Company Recommendation; or

(iv) if (A) all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five (5) Business Days following the date on which the Closing shall have occurred pursuant to Section 2.02, and (C) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.03 and (y) the Company stands ready, willing and able to consummate the Transactions during such period.

Section 9.02 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b) (with respect to Parent’s confidentiality obligations), Section 7.09 (Public Announcements), Section 9.03 (Fees and Expenses) and ARTICLE X (General Provisions) which shall remain in full force and effect and (b) subject to Section 9.03(f), nothing in this Section 9.02 shall relieve any party from liability for any knowing and intentional breach of, or fraud in connection with this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreements, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03 Fees and Expenses.

(a) If this Agreement is validly terminated by

(i) Parent, pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii); or

(ii) the Company, pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii);

then in any such event, the Company shall pay to Parent or its designee promptly (but in any event no later than five (5) Business Days after (A) Parent validly terminates this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii) or (B) the Company validly terminates this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), an amount equal to US$1,500,000 (the “Company Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b) In the event that (i) this Agreement is validly terminated by the Company pursuant to Section 9.01(b)(i), (ii) neither Parent nor Merger Sub shall have been in material breach of any of its representations, warranties or covenants under this Agreement that would result in the conditions set forth in Section 8.03(a) or Section 8.03(b) not being satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by Parent from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, (iii) at or prior to the time of the termination of this Agreement a third party shall have publicly disclosed and not withdrawn a bona fide Acquisition Proposal (provided that for purposes of this Section 9.03(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) (such Acquisition Proposal, the “Outstanding Proposal”), and (iv) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to the Outstanding Proposal or the transactions contemplated by such Outstanding Proposal are consummated (whether or not such Outstanding Proposal was the same Outstanding Proposal referred to in the preceding clause (iii)), then, in any such case, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after such transaction is consummated.

(c) If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), then in any such event, Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than five (5) Business Days) after the Company validly terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), a termination fee (the “Parent Termination Fee”) of an amount equal to US$3,000,000, which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(d) Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement. Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee or Parent Termination Fee, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on the amount of (i) the Company Termination Fee or Parent Termination Fee, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) In no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion. Subject to Section 10.06 and Section 9.03(e), (x) if the Company pays to Parent the Company Termination Fee pursuant to Section 9.03(a) or Section 9.03(b), then any such payment shall be the sole and exclusive remedy of Parent, Merger Sub and the Guarantor and their respective Affiliates against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of the Company, any of its Subsidiaries and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Transactions or the failure of the Merger to be consummated, (y) if Parent pays to the Company the Parent Termination Fee pursuant to Section 9.03(c), then any such payment shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of Parent, Merger Sub, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Guarantee, the Financing Documents, the Transactions or the failure of the Merger to be consummated and (z) (A) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee under Section 9.03(a) or Section 9.03(b), the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement and (B) if the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 9.03(c), the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent or Merger Sub to the Company in respect of any such breaches of this Agreement. Notwithstanding anything herein to the contrary but subject to Section 10.06, in no event shall the Company be entitled to seek or obtain recovery or judgment in excess of the Parent Termination Fee against the Financing Sources, including for any type of damage relating to this Agreement or the Transactions, whether at law or in equity, in contract, tort or otherwise and (ii) no Financing Source shall be subject to any special, consequential, punitive or indirect damages.

Section 9.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or, in the case of the Company, the Special Committee), at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including ARTICLE II, ARTICLE III, Section 7.04(b), Section 7.04(d), Section 7.05, Section 9.03 and this ARTICLE X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

Sunflower Parent Limited

c/o Mr. Yuqiang Deng

Sungy Mobile Limited

Floor 17, Tower A, China International Center

No.33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Phone Number: +86 20 6681 5066

with a copy to:

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai, 200040

People’s Republic of China

Attention: Jie (Jeffrey) Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

USA

Attention: Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

if to the Company:

Sungy Mobile Limited

Floor 17, Tower A, China International Center

No.33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Attention: Ms. Yingsi Li

Phone Number: +86 20 6681 5066-6318

Email: liyingsi@sungymobile.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue, Beijing 100004

People’s Republic of China

Attention: Peter X. Huang

Facsimile: +86 10 6535 5577

E-mail: peter.huang@skadden.com

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement; Assignment.

(a) This Agreement, the exhibits and schedules hereto, the Rollover Agreement, the Guarantee and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which each of the Confidentiality Agreements expires in accordance with its terms or is validly terminated by the parties thereto.

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates or (ii) any Financing Sources for the Debt Financing pursuant to the terms of such Debt Financing (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing); provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub. Any purported assignment not permitted under this Section 10.04(b) shall be null and void.

Section 10.05 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) as set forth in or contemplated by the terms and provisions of Section 7.05 (which is intended to be for the benefit of the Persons covered thereby), (ii) with respect to holders of Shares as set forth in Section 3.01(a), and (iii) with respect to holders of Company Share Awards as set forth in Section 3.04 (it being understood that such rights of third-party beneficiaries under Section 3.01(a), Section 3.04 and Section 7.05 shall not arise unless and until the Effective Time occurs) and for the Financing Sources for the Debt Financing and their respective successors, Representatives and permitted assigns with respect to their respective rights and third party benefits under this Section 10.05, Section 9.03(f), Section 10.04(b), Section 10.07(b) or Section 10.09. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto and Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 10.06 Specific Performance; Limitation on Damages. The parties agree that irreparable damage would occur in the event that a party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to a party on the basis that (i) such party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction. Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, the remedies available to each party pursuant to this Section 10.06 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 9.03(a) and Section 9.03(b) or the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.03(c). Notwithstanding anything in this Agreement to the contrary, (A) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (I) Parent Termination Fee, and (II) any reimbursement obligation of Parent pursuant to Section 9.03(e), and (B) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (I) the Company Termination Fee and (II) any reimbursement obligation of the Company pursuant to Section 9.03(e).

Section 10.07 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (other than those provisions set forth in this Agreement that are required to be governed by the CICL, including the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares, rights provided for in Section 238 of the CICL with respect to Dissenting Shares, and the fiduciary or other duties of the Company Board and the directors of Merger Sub). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

(b) With respect to any action or proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) against any Financing Source arising out of or relating to this Agreement, the Transactions, the Debt Financing (including any Alternative Debt Financing), the Debt Commitment Letter (including in respect of any Alternative Debt Financing) or the performance of services thereunder, each of the parties hereto agrees that (i) such action or proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom, (ii) it shall not bring or permit any of its respective Affiliates to bring any action or proceeding referred to in this Section 10.07(b), or voluntarily support any other Person in bringing any such action or proceeding, in any other courts, (iii) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, any right to trial by jury in respect of any such action or proceeding, (iv) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, and agrees not to assert, and to cause its Affiliates not to assert, by way of motion, defense or otherwise, in any such action or proceeding, any claim that it or such Affiliate is not subject personally to the jurisdiction of the above-named courts, that its or such Affiliate’s property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 10.08 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions, the Debt Financing (including any Alternative Debt Financing) or the Debt Commitment Letter (including in respect of any Alternative Debt Financing). Each of the parties hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNFLOWER PARENT LIMITED

By	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

SUNFLOWER MERGER SUB LIMITED

By	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

SUNGY MOBILE LIMITED

By	/s/ Yong Chen
Name:
Title:

Exhibit 99.3

LIMITED GUARANTEE

Limited Guarantee, dated as of June 8, 2015 (this “Limited Guarantee”), by Freedom First Holdings Limited (the “Guarantor”), in favor of Sungy Mobile Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Guaranteed Party, Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein but not otherwise defined have the meanings given to them in the Merger Agreement.

1.	Limited Guarantee.

(a) To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor hereby guarantees, as a primary obligor and not merely as a surety, to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the due and punctual payment and performance of Parent’s or Merger Sub’s obligation to pay to the Guaranteed Party (i) the Parent Termination Fee pursuant to Section 9.03(c) of the Merger Agreement, (ii) the reimbursement obligations of Parent pursuant to Section 9.03(e) of the Merger Agreement and (iii) the indemnification, reimbursement and expense obligations of Parent under Section 7.15 of the Merger Agreement, if, as and when those obligations become payable and due under the Merger Agreement (the “Guaranteed Obligations”), on the terms and subject to the conditions set forth in the Merger Agreement and herein; provided that the maximum liability of the Guarantor hereunder shall not exceed three million and two hundred and fifty thousand U.S. dollars (US$3,250,000) (such amount referred to herein as the “Maximum Guarantor Amount”).

(b) Notwithstanding anything herein to the contrary, the Guaranteed Party agrees and acknowledges that this Limited Guarantee may not be enforced without giving full and absolute effect to the Guarantor’s Maximum Guarantor Amount and the Guaranteed Party agrees and acknowledges that it will not, directly or indirectly, seek to enforce this Limited Guarantee in violation thereof. The Guaranteed Party hereby, on behalf of itself and its Related Persons (as defined below) agrees and acknowledges that the Guarantor shall in no event be required to pay to any Person or Persons in the aggregate more than the Guarantor’s Maximum Guarantor Amount under, in respect of, or in connection with this Limited Guarantee or the Merger Agreement or the transactions contemplated hereby or thereby, and the Guarantor shall not have any obligation or liability to any Person under this Limited Guarantee or the Merger Agreement or the transactions contemplated hereby or thereby, other than as expressly set forth herein and solely to the extent thereof. Notwithstanding anything to the contrary contained in this Limited Guarantee or in the Merger Agreement, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of its payment or performance obligations under the Merger Agreement, by satisfaction thereof or pursuant to any other agreement with the Guaranteed Party, the Guarantor shall be similarly relieved, to such extent, of its obligations under this Limited Guarantee.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder and the Rollover Agreement in the event (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

(d) The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind (other than any such defenses, claims or counterclaims expressly reserved to the Guarantor pursuant to the terms of this Limited Guarantee). If Parent fails to pay or cause to be paid the Guaranteed Obligations as and when due and payable under the Merger Agreement, as applicable, then all of the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of such Guaranteed Obligations shall become immediately due and payable and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent or Merger Sub remains in breach of its Guaranteed Obligations, take any and all actions available hereunder or under applicable Law to collect the Guaranteed Obligations from the Guarantor, subject to the Guarantor’s Maximum Guarantor Amount and any other limitations set forth hereunder, in each case.

2.	Terms of Limited Guarantee; Recovery Claim.

(a) This Limited Guarantee is a primary and original obligation of the Guarantor and is a guarantee of payment and performance and not of collection. Subject in all respects to Section 1 of this Limited Guarantee, a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions. Notwithstanding anything herein to the contrary, the Guaranteed Party agrees and acknowledges that the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor hereunder, any claim, set-off, deduction, defense or release that Parent, Merger Sub or the Guarantor could assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement, or otherwise with respect to the Guaranteed Obligations.

(b) The Guarantor agrees and acknowledges that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by:

(i) any change in the corporate existence, structure or ownership of Parent, Merger Sub or the Guarantor or any insolvency, bankruptcy, reorganization or other similar proceeding of Parent, Merger Sub or the Guarantor or affecting any of their respective assets;

(ii) any amendment or modification under the Merger Agreement, or any change in the time, manner or place of payment of any Guaranteed Obligations, or any amendment or waiver in accordance with the terms and conditions of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, whether in connection with the Guaranteed Obligations or otherwise;

(iv) the right by statute or otherwise to require the Guaranteed Party to institute suit against Parent or to exhaust any rights and remedies which the Guaranteed Party has or may have against Parent; or

(v) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or the Guarantor.

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Notwithstanding the foregoing or anything to the contrary in this Limited Guarantee, the Guarantor shall be immediately fully released and discharged hereunder without the need for any further action by any Person if the Guaranteed Obligations and the obligation under Section 1(c) hereof, if any, are paid in full in cash by Parent or any other Person.

(c) The Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of nonperformance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than (i) fraud or knowing and intentional breach by the Guaranteed Party or any of its Related Persons (as defined below) hereunder, (ii) defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement, (iii) a material breach by the Guaranteed Party of this Limited Guarantee or (iv) payment in full of the Guaranteed Obligations and the obligation, if any, under Section 1(c) hereof).

(d) In the event any payment to the Guaranteed Party in respect of any Guaranteed Obligations is rescinded or otherwise must be (and is) returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made solely to the extent the Guarantor is in fact liable for such payment hereunder.

3.	Sole Remedy.

(a) The Guaranteed Party acknowledges and agrees that:

(i) the sole cash asset of Parent is cash in a de minimis amount, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs in accordance with the terms and conditions of the Merger Agreement, and that, without limiting the rights of the Guaranteed Party under this Limited Guarantee, and subject to all of the terms, conditions and limitations herein and therein, the Guaranteed Party shall not have any right to cause any assets to be contributed to Parent or Merger Sub by the Guarantor, any of the Guarantor’s Related Persons (as defined below) or any other Person;

(ii) notwithstanding anything that may be expressed or implied in this Limited Guarantee, the Merger Agreement or any other document or instrument delivered in connection herewith or therewith, the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Merger Agreement, this Limited Guarantee, or the transactions contemplated hereby or thereby, other than as expressly set forth herein, and that, no Person other than the Guarantors shall have any liability or obligation hereunder; and

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(iii) the Guaranteed Party has no and shall have no right of remedy, recourse or recovery (whether at law or equity or in tort, contract or otherwise) against the Guarantor or the Guarantor’s Related Persons (or any Related Person of such Persons), and no personal liability or obligation whatsoever shall attach to the Guarantor’s Related Persons (or any Related Person of such Persons) (including, without limitation, any liabilities or obligations arising under, or in connection with, this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection therewith or herewith, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not any such breach is caused by the Guarantor’s breach of its obligations under this Limited Guarantee), in each case, whether by or through the Guarantor, Parent, Merger Sub or any other Person, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of Parent or Merger Sub against the Guarantor or any Related Person of the Guarantor (or any Related Person of such Persons), or otherwise, except for its rights against the Guarantor under this Limited Guarantee pursuant to the terms and subject to the conditions hereof, and in no event shall the Guaranteed Party or any of its Related Persons seek any damages of any kind or any other recovery, judgment, or remedies of any kind (including consequential, indirect or punitive damages) in excess of the Guarantor’s Maximum Guarantor Amount against such Guarantor pursuant to the terms and subject to the conditions hereof.

(b) The recourse against the Guarantor under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and all of its Related Persons against the Guarantor and the Guarantor’s Related Persons (and any Related Person of such Related Persons), and neither the Guarantor nor its Related Persons (nor any Related Person of such Persons) will have any obligation or liability to any Person, in each case, in respect of any breaches, losses, damages, liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement, or the transactions contemplated hereby or thereby, including in respect of any oral representations made or alleged to be made in connection herewith or therewith. The Guaranteed Party hereby unconditionally and irrevocably covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Related Persons (and any Related Person of such Persons) not to institute, directly or indirectly, any proceeding or bring any other claim (whether at law, in equity, in contract, in tort or otherwise) arising under, or in connection with, the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against the Guarantor or the Guarantor’s Related Person (or any Related Person of such Persons), except for claims of the Guaranteed Party against the Guarantor pursuant to the terms and subject to the conditions of this Limited Guarantee. As used in this Limited Guarantee, the term “Related Person” shall mean, with respect to any Person, any former, current or future direct or indirect equity holder, controlling Person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, Affiliate, Representatives or financing source of any of the foregoing; provided, that the definition of “Related Person” shall exclude the Guarantor and its successors and assigns in respect of its express obligations hereunder and Parent or Merger Sub and their respective successors and assigns in respect of its express obligations under the Merger Agreement.

(c) Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights, remedies or recourse against any Person, including the Guarantor and its Related Persons (and any Related Person of such Persons), except as expressly set forth herein. The Guaranteed Party acknowledges and agrees that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive termination of this Limited Guarantee.

4.	Representations and Warranties. The Guarantor hereby represents and warrants that:

(a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

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(b) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s organizational documents (to the extent applicable) or any law, order or judgment on the Guarantor, in each case, for which such contravention would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by the Guarantor of the transactions contemplated by this Limited Guarantee on a timely basis, and this Limited Guarantee has been duly executed and delivered by the Guarantor;

(c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in an Action at law or in equity); and

(d) the Guarantor has the financial capacity to pay and perform its obligations when due pursuant to the terms, and subject to the conditions of, this Limited Guarantee.

5.     Termination. This Limited Guarantee shall terminate and be of no further force and effect and the Guarantor shall have no further obligation or liability under this Limited Guarantee and the Merger Agreement (or in respect of the transactions contemplated hereby or thereby) as of the earliest to occur of: (i) the consummation of the Merger; (ii) the payment of the Guaranteed Obligations and the obligation, if any, under Section 1(c) in full; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make any payment of any Guaranteed Obligations; (iv) 90 days after the termination of the Merger Agreement if the Merger Agreement is terminated in any of the circumstances pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make a payment of the Guaranteed Obligations if (A) by such date the Guaranteed Party shall have made a claim in writing with respect to the Guaranteed Obligations and (B) the Guaranteed Party shall have commenced a proceeding in accordance with Section 15 against the Guarantor alleging that Parent is liable for the Guaranteed Obligations, in which case, this Limited Guarantee shall survive solely with respect to amounts so alleged to be owing; provided that with respect to this clause (iv), the Guarantor shall not have any further liability or obligation under this Limited Guarantee from and after the earlier of (x) the entry of a final, nonappealable Order of a court of competent jurisdiction in accordance with Section 15 hereof and (y) the execution and delivery of a written agreement between the Guarantor, on the one hand, and the Guaranteed Party, on the other hand, that specifically references this Section 5(iv) and, in either case, the payment by the Guarantor to the Guaranteed Party of all amounts payable by them pursuant to such Order or agreement; and (v) the termination of this Limited Guarantee by mutual written agreement of the Guarantor and the Guaranteed Party. Upon any termination of this Limited Guarantee, no Person shall have any rights or claims (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, the Guarantor or their respective Related Persons (and any Related Person of such Persons) under the Merger Agreement, this Limited Guarantee or in connection with the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of Parent, Merger Sub, the Guarantor or their respective Related Persons (or any Related Person of such Persons) shall have any further liability or obligation relating to or arising from the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise except that Section 3, this Section 5, Section 12, Section 13, Section 15 and Section 16 will survive termination of this Limited Guarantee. In the event that the Guaranteed Party or any Related Person of the Guaranteed Party (or any Related Person of such Persons) asserts in any litigation or any other proceeding (whether at law, in equity, in contract, in tort or otherwise) (a) that the provisions of Section 1 hereof limiting the Guarantor’s aggregate liability to the Guarantor’s Maximum Guarantor Amount or the provisions of Section 3 hereof or the provisions of this Section 5 are illegal, invalid or unenforceable, in whole or in part or (b) any theory of liability against the Guarantor or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by the Merger Agreement, this Limited Guarantee or any of the transactions contemplated hereby or thereby (including, in each case, in respect of any oral representations made or alleged to be made in connection herewith or therewith) other than, solely with respect to this clause (b), any claim by the Guaranteed Party against the Guarantor in respect of the Guarantor’s obligation to fund the Maximum Guarantor Amount in accordance with, and solely to the extent permitted by, this Limited Guarantee, then (x) the obligations of the Guarantor under this Limited Guarantee shall immediately terminate without the need for any further action by any Person and shall thereupon be null and void ab initio and of no further force and effect, (y) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to recover such payments from the Guaranteed Party and (z) none of Parent, Merger Sub, the Guarantor nor any of their respective Related Persons (nor any Related Person of such Persons) shall have any liability or obligation to the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by the Merger Agreement or this Limited Guarantee (including in respect of any oral representations made or alleged to be made in connection therewith).

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6.     Entire Agreement. This Limited Guarantee, together with the Merger Agreement and any other agreement or instrument delivered in connection with the transaction contemplated by the Merger Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede and cancel any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, express or implied, among Parent and the Guarantor or any of their Related Persons (or any Related Person of such Persons), on the one hand, and the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons), on the other hand regarding the subject matter hereof. Except as provided in this Limited Guarantee, no representation or warranty has been made or relied upon by any of the parties to this Limited Guarantee with respect to this Limited Guarantee.

7.     Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party or, in the case of a waiver, by the party or each of the parties against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof, nor shall any single or partial exercise by any party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.

8.     Payments. All payments to be made hereunder by the Guarantor shall be made in lawful money of the United States of America at the time of payment, and shall be made in immediately available funds.

9.     Counterparts; Notices. This Limited Guarantee agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts (and may be delivered by facsimile transmission or via email as a portable document format), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. All notices, requests, demands, claims and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery or by facsimile transmission with confirmation of receipt, as follows:

(a) by hand (in which case, it will be effective upon delivery);

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(b) by facsimile or e-mail transmission (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the next business day after being deposited with such courier service);

in each case, to the address, facsimile number or e-mail address listed below (or to such other address, facsimile number or e-mail address as a party may designate by notice to the other parties):

If to the Guarantor, to:

Mr. Yuqiang Deng

Sungy Mobile Limited

Floor 17, Tower A, China International Center

No.33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Phone Number: +86 20 6681 5066

with copies to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

Facsimile: +86 21 6109 7022

Attention: Jie Jeffrey Sun

Phone: +86 21 6109 7103

E-mail: Jeffrey.Sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105-2669

Attention: Richard V. Smith, Esq.

Facsimile: (415) 773-5759

Phone: (415) 773-5830

Email: rsmith@orrick.com

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If to the Guaranteed Party, to:

Sungy Mobile Limited

Floor 17, Tower A, China International Center

No.33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Attention: Ms. Yingsi Li

Phone Number: +86 20 6681 5066-6318

Email: liyingsi@sungymobile.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue, Beijing 100004

People’s Republic of China

Attention: Peter X. Huang

Facsimile: +86 10 6535 5577

E-mail: peter.huang@skadden.com

10.   No Assignment. This Limited Guarantee and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Limited Guarantee nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Guarantor or the Guaranteed Party to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party) and any purported assignment without such consent shall be null and void and of no force and effect.

11.   No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Related Person of the Guarantor (and any Related Person of such Persons) shall be considered a third party beneficiary of the provisions of Section 3 and Section 5 hereof.

12.   Interpretation. The headings and titles contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. The parties have participated jointly in negotiating and drafting this Limited Guarantee. If an ambiguity or a question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guarantee.

13.   Confidentiality. This Limited Guarantee is being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby. The Guaranteed Party shall keep strictly confidential this Limited Guarantee and all information obtained by it with respect to the Guarantor in connection with this Limited Guarantee, and will use such information solely in connection with the transactions contemplated hereby. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Guarantor, if required by applicable law, rule, regulation or by any court order or by a recognized stock exchange, governmental department or agency or other supervisory or regulated body, or in connection with court or other proceedings to enforce the terms and conditions of this letter agreement.

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14.   Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by the Guarantor to the Maximum Guarantor Amount and otherwise to the limitations to the Guarantor’s liability set forth in the provisions of Section 1 and Section 3 hereof.

15.   Governing Law. This Limited Guarantee, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance of this Limited Guarantee, shall be governed by and construed in accordance with the internal Laws of the State of New York without regard to its conflict of laws principles that would require the application of the Laws of another jurisdiction. All actions and proceedings arising out of or relating to this Limited Guarantee shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Limited Guarantee brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Each party hereto agrees to accept service of process in connection with any such proceeding. Each party hereto agrees that service of process may be made on such party in the manner provided in Section 9 above and that such service shall have the same legal force and effect as if served upon such party personally within the State of New York.

16.   Waiver of Trial by Jury. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS LIMITED GUARANTEE OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTOR:

Freedom First Holdings Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

GUARANTEED PARTY:

Sungy Mobile Limited

By:	/s/ Yong Chen
Name:
Title: